April 8, 2019

Michael Smith
President and CEO
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084-5336

       Re: Oglethorpe Power Corporation
           Registration Statement on Form S-4
           File No. 333-230665
           Filed April 1, 2019

Dear Mr. Smith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products